1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2015	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) CONNECTED TRANSACTION – CAPITAL CONTRIBUTION TO SHANGHAI CIFCO

(2) CONTINUING CONNECTED TRANSACTION – ENTERING INTO FINANCIAL SERVICES AGREEMENT WITH YANKUANG GROUP FINANCE

(3) CONTINUING CONNECTED TRANSACTION – ENTERING INTO COAL TRAIN CONVOY SERVICE CONTRACT WITH YANKUANG SECURITY COMPANY

CAPITAL CONTRIBUTION TO SHANGHAI CIFCO

On 27 March 2015, the Company, Yankuang Group and Shanghai CIFCO entered into the Capital Increase Agreement. Pursuant to the Capital Increase Agreement, the Company and Yankuang Group as well as Shanghai CIFCO agreed that the Company will contribute RMB264,560,000 in cash to Shanghai CIFCO. Upon completion of the capital increase, the registered capital of Shanghai CIFCO will be increased from RMB200,000,000 to RMB300,000,000, and the Yankuang Group and the Company will hold 66.67% and 33.33% equity interest in Shanghai CIFCO respectively.

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 100% equity interest in Shanghai CIFCO, Shanghai CIFCO is an associate of Yankuang Group and therefore a connected person of the Company. Accordingly, the Capital Increase Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

FINANCIAL SERVICES AGREEMENT

On 27 March 2015, the Company entered into the Financial Services Agreement with Yankuang Group Finance. Pursuant to the Financial Services Agreement, Yankuang Group Finance has agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services (including note discounting services and settlement services) to the Group in accordance with the terms and conditions set out in the Financial Services Agreement.

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

COAL TRAIN CONVOY SERVICE CONTRACT

On 27 March 2015, the Company entered into the Coal Train Convoy Service Contract with Yankuang Security Company. According to the Coal Train Convoy Service Contract, Yankuang Security Company will provide train convoy services to the Company:

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 100% equity interest in Yankuang Security Company, Yankuang Security Company is an associate of Yankuang Group and therefore a connected person of the Company. Accordingly, the Coal Train Convoy Service Contract and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

I. CAPITAL CONTRIBUTION TO SHANGHAI CIFCO

1. Introduction

On 27 March 2015, the Company, Yankuang Group and Shanghai CIFCO entered into the Capital Increase Agreement.

Pursuant to the Capital Increase Agreement, the Company and Yankuang Group as well as Shanghai CIFCO agreed that the Company will contribute RMB264,560,000 in cash to Shanghai CIFCO. Upon completion of the capital increase, the registered capital of Shanghai CIFCO will be increased from RMB200,000,000 to RMB300,000,000, and the Yankuang Group and the Company will hold 66.67% and 33.33% equity interest in Shanghai CIFCO respectively.

The Capital Increase Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

2. Capital Increase Agreement

Date

27 March 2015

Parties

(1)	The Company;

(2)	Yankuang Group; and

(3)	Shanghai CIFCO.

Capital Increase

Pursuant to the Capital Increase Agreement, the Company and Yankuang Group as well as Shanghai CIFCO agreed that the Company will contribute RMB264,560,000 in cash to Shanghai CIFCO. Upon completion of the capital increase, the registered capital of Shanghai CIFCO will be increased from RMB200,000,000 to RMB300,000,000, and the Yankuang Group and the Company will hold 66.67% and 33.33% equity interest in Shanghai CIFCO respectively.

Financial information of Shanghai CIFCO for the last two years is as follows:

	Unit: RMB ‘0000
	31 December 2014 (audited)	31 December 2013 (audited)
Total Assets	324,989	292,046
Net Assets	45,292	41,515

	Year 2014 (audited)	Year 2013 (audited)
Operating Income	17,408	17,576
Net Profit	3,777	2,542

Pricing

China United Assets Appraisal Group Co., Ltd., a certified valuerto engage in securities and future businesses, valuated the assets of Shanghai CIFCO on 31 August 2014 (the valuation date) using the income approach and asset-based approach, the result of which are as follows:

	Unit: RMB ‘0000
	31 August 2014
	Original Carrying Amount (audited)	Income Approach Valuation	Appreciation Rate (%)	Asset-based approach Valuation	Appreciation Rate (%)
Total
Assets	297,648	—	—	301,683	1.36
Owners’ equity	42,105	52,911	25.67	46,139	9.58

Shanghai CIFCO is a financial enterprise, the account of which mainly consists of financial assets (such as monetary funds and guaranteed receivables) and financial liabilities. As its major intangible assets that can generate operating income, including securities licences, seats on the exchange floor, existing operations and clientele resources are not reflected in the valuation derived from the asset-based approach, the income approach was adopted for valuation from the corporate profitability angle.

Based on the valuation of Shanghai CIFCO of RMB529.11 million as at 31 August 2014, the Company should make a proportional capital contribution of RMB264.56 million for its investment in 33.33% equity interest of Shanghai CIFCO.

Conditions Precedent

The Capital Increase Agreement shall be valid upon signing and affixing the official seals of all parties, and shall become effective after obtaining the approval from the regulatory institution.

Payment

Within 5 business days after obtaining the approval in respect of Shanghai CIFCO capital contribution from the regulatory institution, the Company shall fulfil its contribution responsibility, including but not limited to payment of capital contribution, capital contribution verification, and cooperating in the change of registration process of Shanghai CIFCO.

3. Reasons and Benefits for Entering into the Capital Increase Agreement

Investment in Shanghai CIFCO will bring investment income to the Company, thus enhancing its profitability, while the Company can leverage on the platform of Shanghai CIFCO to launch its hedging business in products such as steam coal and methanol to avoid price fluctuation risks, and at the same time expanding the Company’s business in the financial sector.

The Company is fully equipped to invest in the financial sector. The Board of the Company is of the opinion that Shanghai CIFCO has remarkable operation capacity, and has established sufficient internal control system and comprehensive corporate governance; and the valuation procedures undertaken by the valuer in respect of the assets of Shanghai CIFCO are in compliance with relevant regulations and was made under appropriate assumptions and references, the valuation result of which was applied as reference to the amount of capital contribution to Shanghai CIFCO, was determined according to normal commercial terms, was fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

4. Implication under the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 100% equity interest in Shanghai CIFCO, Shanghai CIFCO is an associate of Yankuang Group and therefore a connected person of the Company. Accordingly, the Capital Increase Agreement and the transactions contemplated thereunder constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios in respect of the Capital Increase Agreement calculated in accordance with the Hong Kong Listing Rules exceed 0.1% but is less than 5%, the Capital Increase Agreement and the transactions contemplated thereunder are subject to the reporting and announcement requirements under Chapter 14A of the Hong Kong Listing Rules, but are exempted from the independent shareholders’ approval requirements.

The Directors (including independent non-executive Directors) consider that the Capital Increase Agreement is entered into on normal or better commercial terms in the ordinary and usual course of business of the Group, the terms of the Capital Increase Agreement and transactions contemplated thereunder are also fair and reasonable and in the interests of the Company and the Shareholders as a whole.

II. ENTERING INTO FINANCIAL SERVICES AGREEMENT WITH YANKUANG GROUP FINANCE

1. Introduction

On 27 March 2015, the Company entered into the Financial Services Agreement with Yankuang Group Finance.

Pursuant to the Financial Services Agreement, Yankuang Group Finance has agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services (including note discounting services and settlement services) to the Group in accordance with the terms and conditions set out in the Financial Services Agreement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaged in the provision of corporate financial services.

According to Chapter 14A of the Hong Kong Listing Rules, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

The Group utilizes the services of Yankuang Group Finance on a voluntary, non-exclusive basis and is not under any obligations to engage Yankuang Group Finance for any particular service. Yankuang Group Finance is one of a number of financial institutions providing financial services to the Group.

2. The Financial Services Agreement

Date

27 March 2015

Parties

(1)	the Company; and

(2)	Yankuang Group Finance

Effective Date and Term

The Financial Services Agreement shall become effective upon execution by the legal representatives or authorized representatives of the parties with effect from 1 April 2015 and will expire on 31 March 2016.

Major Terms

1. Pursuant to the Financial Services Agreement, the Group has the right to choose the financial institution for the provision of financial services and to decide the financial institution for deposit services and loan services as well as the amounts involved in such services based on its own business needs.

2. Yankuang Group Finance positions the Group as its key customer and undertakes that the terms for the provision of financial services to the Group shall, at any time, be no less favorable than those for similar services provided by the Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank and other banks (“Major Commercial Banks in the PRC”).

3. Yankuang Group Finance shall provide the following financial services to the Group in accordance with the above principles:

(i)	Deposit services:

The maximum daily balance (including accrued interests) of the Group on the settlement account with Yankuang Group Finance shall not exceed RMB1.18 billion in each financial year.

The interest rate for the Group’s deposit with Yankuang Group Finance shall be no less than the interest rate promulgated by the People’s Bank of China for the same type of deposit for the same period, or the interest rate offered by the Major Commercial Banks in the PRC for the same type of deposit for the same period, or the interest rate offered by Yankuang Group Finance to other group members of Yankuang Group for the same type of deposit for the same period, can be adjusted within the permitted scope under state regulation.

(ii)	Comprehensive credit facility services:

Yankuang Group Finance shall provide comprehensive credit facilities with an annual maximum amount of RMB400 million (including accrued interests) to the Group.

The interest rate for the loan to be provided by Yankuang Group Finance to the Group shall be no more than the interest rate offered by the Major Commercial Banks in the PRC for the comparable loan for the same period. Yankuang Group Finance shall provide the loans to the Group on normal commercial terms and no security over the assets of the Company will be required.

(iii)	Miscellaneous financial services, including:

(a)	note discounting services: the rate for the note discounting services to be offered by Yankuang Group Finance to the Group shall be no more than the rate for note discounting services provided by the Major Commercial Banks in the PRC, and the annual fees payable for such note discounting services shall not exceed RMB10 million;

(b)	settlement services: Yankuang Group Finance will provide settlement services such as fund payment and receipt services, entrusted loans service, guarantee service as well as other ancillary services related to settlement services to the Group through the Company’s settlement accounts with Yankuang Group Finance, and the annual fees payable for such settlement service shall not exceed RMB4 million;

(c)	bill acceptance services, financial and financing consultation, credit certification and related consultation, agency services and other businesses approved by the CBRC.

The fees charged by Yankuang Group Finance for the provision of miscellaneous financial services to the Group, including settlement service, entrusted loan, entrusted investment, guarantee service, bill acceptance services, financial and financing consultation, credit certification and related consultation and agency services, shall comply with the relevant prescribed rates determined by the People’s Bank of China or the CBRC (if applicable). In addition, such fees shall be no more than those charged by the Major Commercial Banks in the PRC for the provision of comparable financial services to the Group.

With regard to the deposit services, Yankuang Group Finance will inform the Company’s finance management department the relevant rates set by the People’s Bank of China for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in Yankuang Group Finance, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by Yankuang Group Finance and Major Commercial Banks in the PRC or financial institutions in the PRC in making its choice of service provider. With regard to the comprehensive credit facility services, when loans and financing services are required by the Group, the Company’s finance management department will check and compare the relevant rates set by the Major Commercial Banks in the PRC for the comparable services.

In addition, Yankuang Group Finance will inform the Company’s finance management department the balance of the Group’s deposits in the Yankuang Group Finance and the balance of loans provided by Yankuang Group Finance to the Group on a monthly basis. The finance management department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the People’s Bank of China and/or Major Commercial Banks in the PRC for similar deposit and comprehensive credit facility services and the policy promulgated by the People’s Bank of China to ensure that each transaction is conducted in accordance with the pricing policy above under the Financial Services Agreement.

In respect of the above-mentioned miscellaneous financial services, the Company’s finance management department will check the standard fees and charges as specified by PRC regulatory authorities and, if necessary, the fees and charges provided by at least two Major Commercial Banks in the PRC or broker companies in the PRC and compare with the fees and charges offered by Yankuang Group Finance to ensure the service fees and charges will be no less favorable to the Company than terms available from Major Commercial Banks in the PRC or broker companies in the PRC.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the Financial Services Agreement and such transactions will be conducted on normal commercial terms and in the interest of the Company and Shareholders as a whole.

Payment

The payment of the relevant interests, expenses and service fees for the above services can be settled by the parties on a one-off basis or by installment in accordance with specific circumstances. The Company will make the payment out of internal resources.

Capital Risk Control Measures

To protect the interests of the Shareholders, Yankuang Group Finance made the following statements and warranties under the Financial Services Agreement in relation to the control of the Group’s capital risk exposure:

(1) Yankuang Group Finance will ensure the stable operation of its fund management system to safeguard the funds;

(2) Yankuang Group Finance will ensure that it will strictly comply with the risk monitoring indicators and guidelines for financial institutions issued by the CBRC and that its major regulatory indicators such as gearing ratio and liquidity ratio will comply with the requirements of the CBRC and other relevant PRC laws, regulations and regulatory documents;

(3) the Group’s deposits with Yankuang Group Finance can only be used by Yankuang Group Finance for the purposes of provision of loans, note discounting services, settlement services and etc. to the Group. Yankuang Group Finance shall not make investment with the Group’s deposits (other than purchasing government bonds);

(4) copies of the regulatory reports that Yankuang Group Finance submits to the CBRC and other relevant regulatory authorities will be provided to the Group at the same time;

(5) monthly financial statements of Yankuang Group Finance will be provided to the Group within ten working days from the beginning of the following month;

(6) the Group has the right to review and obtain the relevant documents such as account books, financial statements and audit reports of Yankuang Group Finance in accordance with the PRC Company Law and the articles of association of Yankuang Group Finance; and

(7) Yankuang Group Finance shall notify the Group immediately on the occurrence of any circumstance that may jeopardize the safety of the Group’s deposits or other situations in which the safety of Group’s funds held by Yankuang Group Finance may potentially be affected. The Group has the right to withdraw all deposits.

The Board considers that the above capital risk control measures adopted by the Company in respect of the continuing connected transactions contemplated under the Financial Services Agreement are appropriate and that such procedures and measures will give sufficient assurance to the Shareholders that such continuing connected transactions will be appropriately monitored by the Company.

3. Reasons and benefits for entering into the Financial Services Agreement

The reasons for the Company to enter into the Financial Services Agreement with Yankuang Group Finance are as follows:

(1)	the rate or fees offered or charged by Yankuang Group Finance for the provision of deposit, loans and miscellaneous financial services to the Group is equivalent to or more favourable than those offered or charged by the Major Commercial Banks in the PRC for the provision of comparable financial services and no less favourable than those offered or charged by Yankuang Group Finance for the provision of comparable financial services to other members;

(2)	Yankuang Group Finance is governed by the CBRC and the People’s Bank of China and provides services within its approved scope in accordance with its operational requirements; the scope of customers of Yankuang Group Finance is limited to members of Yankuang Group and members of the Group, therefore the operational risks are relatively low;

(3)	the Company directly holds 25% equity interest in Yankuang Group Finance and will be able to benefit from the profits of Yankuang Group Finance.

4. Historical amount, proposed cap and reasons

The types, transaction caps and actual amount of connected transactions between the Company and Yankuang Group Finance in year 2014 is as follows:

Types	Transaction Caps (RMB 10 thousand)	Actual Amount (RMB 10 thousand)
Deposit Balance	93,000	92,726
Comprehensive credit facility	100,000	33,772
Miscellaneous financial services
- note discounting service	3,650	0
- settlement service	745	10

The Board, having considered (1) the maximum daily balance of deposits and the historical amounts of actual deposits of the Groupunder the deposit service in accordance with the Existing Financial Services Agreements for the twelve months period from 1 April 2014 to 31 March 2015; (2) the monetary funds of the Group as at 31 December 2014; and (3) having considered that (a) the deposit interest rate offered by Yankuang Group Finance should not be lower than those offered by Major Commercial Banks in the PRC for the same kind of deposits; and (b) the Company holds 25% equity interest in Yankuang Group Finance, and will enjoy investment revenue from the business operations of Yankuang Group Finance, the Company plans to place more of its deposits at Yankuang Group Finance instead of Major Commercial Banks in the PRC. The Board proposed that the maximum daily deposit balance (including the accrued interests) of the Group’s deposits in the settlement account with Yankuang Group Finance under the Financial Services Agreement shall not exceed RMB1.18 billion for the period from 1 April 2015 to 31 March 2016.

The Board, having considered the level of the market rate for the note discounting services and the Company’s note discounting business, proposed that the total fees payable to Yankuang Group Finance by the Group for the provision of miscellaneous financial services under the Financial Services Agreement shall not exceed RMB14 million for the period from 1 April 2015 to 31 March 2016.

Implication under the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 70% equity interest in Yankuang Group Finance, Yankuang Group Finance is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for deposit services calculated on the basis of the maximum daily deposit balance (including accrued interests) under the Financial Services Agreement exceed 0.1% but are less than 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As the comprehensive credit facility services to be provided by Yankuang Group Finance to the Group are on normal commercial terms comparable to or more favourable than those offered by independent commercial banks for the provision of comparable services in the PRC and are for the benefit of the Group, and no security over the assets of the Group is or will be granted in respect of such services, the comprehensive credit facility services including the annual comprehensive credit facility limit to be provided by Yankuang Group Finance to the Group under the Financial Services Agreement are exempt from all reporting, announcement and independent shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

As the relevant percentage ratios (if applicable) calculated in accordance with the Hong Kong Listing Rules in respect of the total service fees for the provision of miscellaneous financial services including the note discounting services and settlement services by Yankuang Group Finance to the Group under the Financial Services Agreement is less than 0.1% on an annual basis, such transactions are exempted from all reporting, announcement and the independent shareholders’ approval requirements.

The Directors (including independent non-executive Directors) consider that the Financial Services Agreement was entered into on normal or better commercial terms in the ordinary and usual course of business of the Group. The terms of the Financial Services Agreement, the transactions contemplated thereunder, the proposed cap of the daily deposit balance (including the accrued interests) and the proposed cap of the annual service fees for the provision of miscellaneous financial services are also fair and reasonable and in the interests of the Company and the Shareholders as a whole.

III. ENTERING INTO COAL TRAIN CONVOY SERVICE CONTRACT WITH YANKUANG SECURITY COMPANY

1. Introduction

On 27 March 2015, the Company entered into the Coal Train Convoy Service Contract with Yankuang Security Company.

According to the Coal Train Convoy Service Contract, Yankuang Security Company will provide the following train convoy services to the Company:

The Company will assign the coal train transportation convoy service of Xinglongzhuang coal mine, Baodian coal mine, Dongtan coal mine, Nantun coal mine, Beisu coal mine, Jining II coal mine and Jining III coal mine as well as the servicing area of the regional railway network to Yankuang Security Company; and Yankuang Security Company will provide convoy and guarding services at the designated time and place as required by the Company.

According to Chapter 14A of the Hong Kong Listing Rules, the Coal Train Convoy Service Contract and the transactions contemplated thereunder constitute the continuing connected transactions of the Company.

2. Coal Train Convoy Service Contract

Date

27 March 2015

Parties

(1) The Company; and

(2) Yankuang Security Company

Effective date and term

The Coal Train Convoy Service Contract shall become effective upon execution by the legal representatives or authorized representatives of the parties with retrospective effect from 1 February 2015 and remain valid until 31 March 2016.

Major Terms

According to the Coal Train Convoy Service Contract, Yankuang Security Company will provide the following train convoy services to the Company:

The Company will assign the coal train transportation and convoy service of Xinglongzhuang coal mine, Baodian coal mine, Dongtan coal mine, Nantun coal mine, Beisu coal mine, Jining II coal mine and Jining III coal mine as well as within the servicing area of the regional railway network to Yankuang Security Company; and Yankuang Security Company will provide convoy and guarding services at the designated time and place as required by the Company.

As negotiated by both parties, the payment of train convoy service fees to be paid by the Company to Yankuang Security Company are based on costs incurred including but not limited to cost of labor, material and equipment expenses and depreciation costs incurred by Yankuang Security Company. The service fees will be determined based on the weight of cargo handled by coal train transportation at RMB2.35 per tonne, with the annual cap of convoy service fee not exceeding RMB36 million.

Payment

The abovementioned service fees shall be paid on a one-off basis or by installment based on the actual circumstances. The Company will make the payment out of internal resources.

3. Reasons and benefits for entering into the Coal Train Convoy Service Contract

The Company would be able to take advantage of Yankuang Security Company’s professional security service in lowering potential loss from robbery and theft during coal train transportation by engaging Yankuang Security Company to provide coal train convoy services to the Company, so as to guarantee delivery as ordered by customers and to safeguard the relationship between the Company and its customers as well as the profit of the Company.

By engaging Yankuang Security Company to provide coal train convoy services, the Company would be able to focus on coal production and sales operations, thus enhancing its operating efficiency.

4. Historical amount, proposed cap and reasons

Yankuang Security Company was established in August 2014. The Company had no previous connected transaction with Yankuang Security Company.

The Board considered the cost of providing coal train convoy services to the Company by Yankuang Security Company (including but not limited to wages, monitoring equipment and transportation, anti-violence equipment, rent, operation taxes and management fees) totaling RMB2,984,550, calculated based on the average volume of coal transportation of 1,270,000 tonnes and the convoy fee at RMB2.35 per tonne. Calculated based on the annual transportation volume of 15,200,000 tonnes, the costs and expenses incurred by Yankuang Security Company is at RMB3,572,000. The proposed cap of service fee payable by the Company to Yankuang Security Company under the Coal Train Convoy Service Contract during the period from 1 February 2015 to 31 March 2016 shall not exceed RMB36 million.

The operation supervisory department of the Company will monitor the fee payable to Yankuang Security Company on a monthly basis, in order to ensure the fee payable is within the scope under the Coal Train Convoy Service Contract and correspond to the coal train convoy service provided to the Company each month.

As such, the Directors considers that the abovementioned measures and procedures would ensure that the continuing connected transactions are implemented in accordance with the terms of the Coal Train Convoy Service Contract (including the pricing policies), and such transactions are on normal commercial terms and in the interests of the Company and Shareholders as a whole.

5. Implication under the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 100% equity interest in Yankuang Security Company, Yankuang Security Company is an associate of Yankuang Group and therefore a connected person of the Company. Accordingly, the Coal Train Convoy Service Contract and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios in respect of the transactions contemplated under the Coal Train Convoy Service Contract calculated in accordance with the Hong Kong Listing Rules exceed 0.1% but is less than 5%, such transactions are subject to the reporting and announcement requirements under Chapter 14A of the Hong Kong Listing Rules, but are exempted from the independent shareholders’ approval requirements.

The Directors (including independent non-executive Directors) consider that the Coal Train Convoy Service Contract is entered into on normal or better commercial terms in the ordinary and usual course of business of the Group, the terms of the Coal Train Convoy Service Contract, the transactions contemplated thereunder and the proposed caps are also fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IV. General

The capital contribution to Shanghai CIFCO, the Financial Services Agreement and the transactions contemplated thereunder, as well as the Coal Train Convoy Service Contract and the transactions contemplated thereunder were approved at the seventh meeting of the sixth session of the Board held on 27 March 2015.

At the aforesaid Board meeting, Mr. Li Xiyong, a director of the Company, being also a director of Yankuang Group, is regarded as having a material interest in the aforesaid connected transactions and continuing connected transactions. Therefore, Mr. Li Xiyong has abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in such transactions.

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Shanghai CIFCO

Shanghai CIFCO is established in 1993, the registered capital of which is RMB200 million. Its main operations include commodities futures brokerage, financial futures brokerage and futures investment consultation, and is an official member of Shanghai Futures Exchange, Dalian Commodity Exchange and Zhengzhou Commodity Exchange, and a clearing member of China Financial Futures Exchange. At present, Shanghai CIFCO has 15 sales points in various locations including Shanghai and Beijing, all of which are granted the operation permit by China Securities Regulatory Commission.

Yankuang Group

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353,388,000 and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminium, complete sets of electromechanical equipment manufacture and financial investment. As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company, holding directly or indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaged in the provision of corporate financial services, the registered capital of which is RMB1 billion.

The business scope of Yankuang Group Finance includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of draft acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of inter-bank loans.

Yankuang Security Company

Yankuang Security Company is a professional security company with security service qualifications recognized by the Department of Public Security of Shandong Province, the registered capital of which is RMB5 million.

The business scope of Yankuang Security Company mainly includes patrolling, guarding, bodyguard service, safety inspection, security protection techniques, safety and risk evaluation and district order maintenance.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Capital Increase Agreement”	the “Shanghai CIFCO Futures Co., Ltd Capital Increase Agreement” entered into among the Company, Yankuang Group and Shanghai CIFCO on 27 March 2015;

“CBRC”	China Banking Regulatory Commission;

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Director(s)”	the director(s) of the Company;

“Coal Train Convoy Service Contract”	the “Coal Train Convoy Service Contract” entered into by the Company and Yankuang Security Company on 27 March 2015;

“Financial Services Agreement”	the “Financial Services Agreement” entered into between the Company and Yankuang Group Finance on 27 March 2015;

“Existing Financial Services Agreement”	the “Financial Services Agreement” entered into between the Company and Yankuang Group Finance on 21 March 2014;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai CIFCO”	Shanghai CIFCO Futures Co., Ltd., a limited liability company incorporated in the PRC, is a wholly-owned subsidiary of Yankuang Group as at the date of this announcement;

“Shareholders”	the shareholders of the Company;

“subsidiary(ies)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Yankuang Group” or “Parent Company”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement;

“Yankuang Security Company’	Shandong Yankuang Security Service Co., Ltd., a limited liability company incorporated in the PRC, is a wholly-owned subsidiary of Yankuang Group as at the date of this announcement;

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by Yankuang Group, the Company and China Credit Trust Co., Ltd. respectively as at the date of this announcement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services;

“%”	Percentage

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

27 March 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. JiaShaohua, Mr. Wang Xiaojun and Mr. XueYouzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC